                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)1



                                CNS BANCORP, INC.
                          ----------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
                          ----------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   12613P 10 8
                          ----------------------------
                                 (CUSIP NUMBER)


                                    12/31/98
                          ----------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

--------------------

     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 12613P 10 8                                          Page 2 of 5 Pages

1.    Name of Reporting Person:

      City National Savings Bank, FSB Employee Stock Ownership Plan and Trust ("ESOP")


      S.S. or I.R.S. Identification No. of above person:

      44-0201240


2.    Check the appropriate box if a member of a group*

            (a)  X

            (b)  /__/


3.    SEC USE ONLY


4.    Citizenship or Place of Organization:

      State of Delaware


Number of Shares Beneficially Owned by Each Reporting Person with:

5.    Sole Voting Power:                                          95,136

6.    Shared Voting Power:                                        -0-

7.    Sole Dispositive Power:                                     131,653

8.    Shared Dispositive Power:                                   -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

            131,653


10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares*

       /__/


11.   Percent of Class Represented by Amount in Row 9:     9.1%

12.   Type of Reporting Person*:  EP



                                *SEE INSTRUCTIONS


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                                                          Page 3 of 5 Pages

ITEM 1(A).  NAME OF ISSUER.

      CNS Bancorp, Inc.


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

      427 Monroe Street
      Jefferson City, Missouri  65102


ITEM 2(A).  NAME OF PERSON FILING.

      City National Savings Bank, FSB Employee Stock Ownership Plan and Trust.


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

      Same as Item 1(b).


ITEM 2(C).  CITIZENSHIP.

      See Row 4 of page 2.


ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

      Common Stock, $.01 par value per share.


ITEM 2(E).  CUSIP NUMBER.

      See the cover page.


ITEM 3.     THE PERSON FILING IS AN:

      Employee Benefit Plan which is subject to the provisions of the Employee Income Security Act of 1974, as amended.

      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.



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                                                          Page 4 of 5 Pages

ITEM 4.     OWNERSHIP.

      (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page.
      (b)   Percent of Class:  See Row 11 of the second part of the cover page.

      (c)   See Rows 5, 6, 7, and 8 of the second part of the cover page.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:


             /__/


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Pursuant to Section 8.8 of the ESOP plan document, City National Savings Bank, FSB has the power to direct the persons who receive dividends on shares held in the plan trust.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by trustees of this plan. Each trustee of the trust established pursuant to the ESOP, although filing under the Item 3(h) classification because of their relationship to the ESOP, disclaims that he is acting in concert with, or as a member of a group consisting of, the other trustees of said plan.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.



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                                                          Page 5 of 5 Pages

ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CITY NATIONAL SAVINGS BANK, FSB
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST





By:         /s/ Robert E. Chiles
            --------------------------------
            City National Savings Bank, FSB,
             as Plan Administrator
            Robert E. Chiles
            President



Date: February 9, 1999


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                                                          Page 6 of 5 Pages
Exhibit A

                      Identification of Members of Group
                      ----------------------------------

      Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The ESOP Trustee shares voting and dispositive power with City National Savings Bank, FSB. By the terms of the ESOP, the ESOP Trustee votes stock allocated to participant accounts as directed by participants. Common stock held by the Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the ESOP Trustees in the same proportion as shares for which directions are received (subject to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Investment direction is exercised by the ESOP Trustees (subject to its fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

      The ESOP Trustees and their beneficial ownership of shares of common stock of the issuer, exclusive of responsibilities as a ESOP Trustees or ESOP sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the ESOP's ownership within this Schedule 13G):

                              Direct Beneficial     Beneficial Ownership
      Name                    Ownership             As ESOP Participant
      ----                    ---------             -------------------

Robert E. Chiles                 15,000
                                 16,530 MRDP           7,271

John C. Kolb                     10,000                 0
                                  3,005 MRDP

Michael A. Dallmeyer             10,000                 0
                                  3,005 MRDP